Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)
Atlas Energy Resources, LLC
(amounts in thousands except ratios)

	Year Ended
	December 31,		December 31,
	2007		2008
Earnings:
Income before income tax expense	$117,504		$142,779
Fixed charges	33,153		61,721
Minority interest	32		64
Loss from equity investee	158		(233)
Interest capitalized	(2,730)		(4,994)
Amortization of previously capitalized interest	191		423

Total	$148,308		$199,760

Fixed Charges:
Interest cost and debt expense	30,096		$56,306
Interest allocable to rental expense(1)	327		421
Interest capitalized	2,730		4,994

Total Fixed charges	$33,153		$61,721

Ratio of Earnings to Fixed Charges	4.47	x	3.24

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.